EXHIBIT 99.1

BrainsWay Announces Appointment of Ido Marom as CFO

BURLINGTON, Mass. and JERUSALEM, May 23, 2023 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today announced the appointment of Ido Marom, an experienced senior financial leader in global industries, including medical technology, as Chief Financial Officer (CFO). Mr. Marom will succeed Scott Areglado, who will be stepping down from the Company to pursue other opportunities.

“We are thrilled to welcome Ido and his extensive financial expertise to BrainsWay,” stated Hadar Levy, BrainsWay’s Chief Executive Officer. “He has led the financial strategy and infrastructure for both emerging and large companies. Importantly, Ido has developed successful revenue generating plans throughout his distinguished career. We look forward to his significant contributions as we continue to grow our business as a global leader in the dynamic TMS industry.”

Most recently, Mr. Marom served as CFO of Surgical Theater Inc., a start-up medical technology company, since 2019. In this role, he oversaw all financial and legal matters, including responsibility for budgets and financial statements. Prior to this, Mr. Marom served as Finance Director – Commercial Finance Business Officer at Amdocs, a global market leader in the communication and media industry with $4.6 billion in revenue. In this role, he led business teams interacting with the company’s largest customers and formulated revenue generating strategies. Previously, Mr. Marom served as CFO and Chief Operating Officer of The Jewish Agency in North America, and as Vice President of Finance of Ness Technologies, a global provider of IT services with approximately $600 million of revenues. Earlier in his career, Mr. Marom held senior finance and accounting roles with Motorola and Intel, and served as a Senior Auditor at EY.

Mr. Marom is a Certified Public Accountant and received his Bachelor of Arts degree in Accounting and Finance from Haifa University.

“I am excited to join this innovative company at such a critical juncture in its corporate lifecycle,” said Mr. Marom. “BrainsWay is advancing towards profitability and is focused on strategically growing its business. I believe my financial leadership experience can be especially critical in leveraging the unique opportunities we have to gain market share in the evolving TMS market.”

“I would like to thank Scott for his contributions to BrainsWay during his two years as CFO,” continued Mr. Levy. “He has served a critical role in our company, and we wish him well in his future endeavors.”

About BrainsWay
BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:

Investors:
Brian Ritchie
LifeSci Advisors
212-915-2578
britchie@lifesciadvisors.com